Exhibit 99.1

Hydro One receives regulatory decision regarding its 2026 Annual Update application

TORONTO, April 7, 2026 – Today, Hydro One Networks Inc. (Hydro One) received a decision from the Ontario Energy Board (OEB) on its 2026 Annual Update application, including its Z-factor application. The decision denies the recovery of approximately $223 million in costs related to the significant ice storm that occurred in March 2025.

The generational ice storm caused widespread damage across many areas of Ontario and impacted more than 600,000 customers. In response, more than 4,500 Hydro One team members, contract partners from across Canada and crews from 30 local distribution companies, worked around the clock to restore power to customers and repair more than 6,000 broken poles and cross arms.

Hydro One is reviewing the decision and will determine the appropriate next steps.

A copy of the decision is available on the OEB’s website.

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Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion.

Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy through buying $3.0 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com/, www.sedarplus.com or www.sec.gov.

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

Forward-looking statements and information:

This press release and the decision to which it refers may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.